Exhibit 99.2

10 December 2003

Short Term Deferred Incentive Plan

Under the terms of the Company’s Short Term Deferred Incentive Plan, the Directors have been awarded on 9 December 2003, annual bonuses in respect of the year to 30 September 2003 comprising ordinary shares in the Company (the “Bonus Shares”).

Matching shares (the “Matching Shares”) have also been awarded on the basis of one matching share for every two Bonus Shares. Conditional upon the Director remaining in employment, these shares will be released in three equal tranches on the first, second and third anniversary of the award date.

Name	Bonus Shares	Matching Shares	Total Shares Awarded	First Release Date
Mike Bramley	34,687	17,343	52,030	9 December 2004
Tim Clarke	53,365	26,682	80,047	9 December 2004
Tony Hughes	34,687	17,343	52,030	9 December 2004
Karim Naffah	37,356	18,678	56,034	9 December 2004

M J N Bridge
Deputy Secretary
0121 498 4526